UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

STRIKER ENERGY CORP.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

86332T104
(CUSIP Number)

Joseph Carusone, 360 Bay Street, Suite 901 Toronto, ON, Canada M5H 2V6 (416) 489-0093
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 20, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	86332T104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cameron Durrant
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Dr. Durrant is a dual citizen of Australia and the United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,250,000 shares of common stock
	8	SHARED VOTING POWER N/A
	9	SOLE DISPOSITIVE POWER 4,250,000 shares of common stock
	10	SHARED DISPOSITIVE POWER N/A
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,250,000 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.7% based on 20,506,000 common shares issued and outstanding as of May 20, 2010
14	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.	Security and Issuer

This statement relates to the common stock of STRIKER ENERGY CORP., with principal executive offices at 360 Bay Street, Suite 901, Toronto, ON Canada M5H 2V6.

Item 2.	Identity and Background

(a)	This statement is filed by Cameron Durrant

(b)	Dr. Durrant’s business address is PO Box 423, Califon, NJ, 07830, USA

(c)	Dr. Durrant is a businessman

(d)	During the last five years, Dr. Durrant has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, Dr. Durrant has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Dr. Durrant is a dual citizen of Australia and the United Kingdom.

Item 3.	Source and Amount of Funds or Other Considerations

On May 21, 2010, Cameron Durrant purchased 4,250,000 shares of common stock from Opex Energy Corp., an Alberta corporation owned and controlled by the Issuer’s sole director and officer, in a private transaction, in exchange for total consideration of $51,000. Dr. Durrant paid the $51,000 purchase price for these shares using his personal funds.

Item 4.	Purpose of the Transaction

Cameron Durrant has purchased shares with the intention of exercising influence on Striker Energy Corp.’s management to engage in the identification of, the acquisition of, the development of, and the sale of healthcare assets and companies.

Dr. Durrant intends to request that Striker Energy Corp contracts or otherwise engages management skilled and experienced in the healthcare industry.

As of the date hereof, except as described above, Dr. Durrant does not have any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s Certificate of Incorporation or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a)

As of May 20, 2010, the aggregate number and percentage of common shares of the Issuer beneficially owned by Cameron Durrant is 4,250,000 shares of common stock or approximately 20.7% of the common stock of the Issuer.

(b)	Dr. Durrant has the sole power to vote or direct the vote, and to dispose or direct the disposition, of the 4,250,000 shares of common stock of the Issuer

(c)	Other than as described in Item 3 above, Dr. Durrant has not effected any transaction in the shares of common stock of the Issuer in the past sixty days.

(d)	N/A

(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings or relationships between Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 27, 2010
Dated

/s/ Cameron Durrant
Signature

Cameron Durrant
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).